Filed by Pentair Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair Ltd.

Registration Number: 333-192961

Event ID: 5266714

Culture: en-US

Event Name: Q4 2013 Pentair Ltd. Earnings Conference Call

Event Date: 2014-01-28T14:00:00 UTC

P: Operator;;

C: Jim Lucas;Pentair, Inc.;VP IR

C: Randy Hogan;Pentair, Inc.;Chairman, CEO

C: John Stauch;Pentair, Inc.;EVP, CFO

P: Shannon O’Callaghan;Nomura Securties Intl. (America);Analyst

P: Josh Pokrzywinski;MKM Partners;Analyst

P: Steve Tusa;JPMorgan Chase & Co.;Analyst

P: Deane Dray;Citigroup;Analyst

P: Steven Winoker;Sanford C. Bernstein & Company, Inc.;Analyst

P: Scott Graham;Jefferies & Company;Analyst

P: Andrew Obin;BofA Merrill Lynch;Analyst

P: Jeff Hammond;KeyBanc Capital Markets;Analyst

P: Nathan Jones;Stifel Nicolaus;Analyst

P: Brian Konigsberg;Vertical Research Partners;Analyst

+++ presentation

Operator^ Good morning. My name is Melissa and I will be your conference operator today. At this time, I would like to welcome everyone to the Pentair Q4 2013 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions). I would now like to turn the call over to Mr. Jim Lucas, Vice President, Investor Relations. You may begin your conference.

Jim Lucas^ Thanks, Melissa, and welcome to Pentair’s fourth-quarter 2013 earnings conference call. We are glad you could join us. I am Jim Lucas, Vice President of Investor Relations. With me today is Randy Hogan, our Chairman and Chief Executive Officer, and John Stauch, our Chief Financial Officer.

On today’s call, we will provide details on our fourth-quarter and full-year 2013 performance, as well as our first-quarter and full-year 2014 outlook as outlined in this morning’s release.

Before we begin, let me remind you that any statements made about the Company’s anticipated financial results are forward-looking statements subject to future risks and uncertainties, such as the risks outlined in Pentair’s most recent 10-K and 10-Q and today’s release. Forward-looking statements included herein are made as of today, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances. Actual results could differ materially from anticipated results.

Today’s webcast is accompanied by a presentation, which can be found in the investor section of Pentair’s website. We will reference these slides throughout our prepared remarks. All references today will be on an adjusted basis, unless otherwise indicated, for which the non-GAAP financials are reconciled in the appendix of the presentation.

We will be sure to reserve time for questions and answers after our prepared remarks. With that, I would like to request that you limit your questions to one and a follow-up and get back in the queue for further questions, so that everyone has an opportunity to ask their questions. I will now turn the call over to Randy.

Randy Hogan^ Thanks, Jim, and good morning, everyone.

2013 was very good for Pentair and its shareholders. We had a successful year one of integration, delivering 4% organic sales growth, 19% adjusted operating income growth, 170 basis points of margin expansion, 26% adjusted EPS growth, and record free cash flow of $751 million.

We feel we have clearly demonstrated the power of the Pentair Integrated Management System in delivering these results, and we now look forward to year two of the “new” Pentair.

Before I go through the results in detail, as has been our practice since the flow control merger, I want to note that we again will be discussing our operating results on an adjusted basis to better address the core operating performance of our businesses and will be referring to 2012 on a pro forma, adjusted basis to provide a more accurate apples-to-apples comparison that includes flow control in the results.

With that, let’s turn to our fourth-quarter performance on slide 4. The fourth quarter was great. Organic sales grew 11%, adjusted operating income was up 50%, operating margins expanded 350 basis points to 13%, and EPS grew over 60%. We saw growth in four of our five verticals, with the exception being Infrastructure, which is seeing continued headwinds in Australia.

While we will discuss each of the segments in more detail, the bottom line is we ended 2013 on a very positive note and feel we are entering the new year in a stronger position than we have seen in the past several quarters, if not years.

We completed just over $1 billion in share repurchases since the merger, and as we indicated last month, the Board has authorized a new $1 billion repurchase program since our current authorization has only $150 million remaining on it. We continue to build momentum with more positive outlook for the top line, and expect to see strong drop through on sales growth, in addition to the productivity and synergies we have delivered and expect to continue to deliver.

Now let’s turn to slide 5 for a performance review of our largest segment, Water and Fluid Solutions. Water and Fluid Solutions had organic sales growth of 8% and would have delivered double-digit growth were it not for the ongoing headwinds in Australia. We expect tough comps in Australia to persist through the first half of 2014, as there was one nonrecurring project that shipped in the first half of 2013,while we continue to right-size the cost structure, positioning this business for better times.

During the fourth quarter, Water and Fluid Solutions sales in the Residential/Commercial vertical grew 9% and Food and Beverage was up 16%. With Residential/Commercial, our North American pool business ended 2013 with its third consecutive year of double-digit growth, and it has finally started to get help from North American new pool construction and upped the continued adoption of energy efficient products.

Our residential filtration business not only saw continued growth in North America, but Europe returned to positive growth in the quarter. This is an encouraging sign, as European residential filtration is one of the more profitable businesses in Water and Fluid Solutions.

Within the Food and Beverage vertical, we saw a strong finish to the year in beverage systems, particularly with continued adoption of our Beer Membrane Filtration systems by breweries around the globe. Food service had a very good year, as we saw growth in serving our large installed base, in addition to adding new customers and global expansion.

Agriculture grew 8% in the quarter and was up double digits for the third consecutive year.

The right half of the page shows fourth-quarter Water and Fluid Solutions operating profits and margins. Adjusted operating income grew 28% and operating margins expanded 190 basis points to 11.3%. This was shy of our forecast, as mix was not as favorable as it has been in prior quarters.

In summary, Water and Fluid Solutions ended 2013 on a positive note with robust topline growth, strong operating margin expansion, and solid overall performance, despite a few tough headwinds.

Now let’s turn to slide 6 for a review of our Valves and Controls segment performance. The fourth-quarter performance in Valves and Controls was its best of the year, with sales up 20% organically, orders up 11% year over year, while backlog declined sequentially. In the quarter, we shipped the majority of a zero margin project that was booked prior to the merger closing. There is still a small amount of this no-margin business scheduled to ship in the first half of 2014.

Excluding that no-margin business, sales in the quarter were up 13%. Valves and Controls’ oil & gas and power businesses were both in excess of 20%, process grew 15%, and mining was down modestly, as this particular piece of the Energy vertical faced difficult comps and a lack of new orders.

As we continue to build focus on the installed base, we saw the MRO business grow 15% and experienced mid single-digit growth in services.

The right half of the page shows fourth-quarter Valves and Controls operating profits and margins. Adjusted operating income nearly doubled in the quarter and margins expanded 450 basis points to 12.2%. If we had not shipped the zero-margin project in the quarter, operating margins would have been at 13%, as we had forecast.

Margin improvement was helped in large part by the implementation of PIMS and strong execution during year one of the integration. The adoption of PIMS is spread throughout Valves and Controls, which is also evidenced by a 60% reduction in past-due shipments.

In summary, Valves and Controls made great progress in 2013. While the quarter-to-quarter growth rate showed some variability, the topline grew 5% for the year and operating margins expanded 250 basis points to 12.3%, very nice progress.

Now let’s move to slide 7 for a look at the orders and backlog for Valves and Controls. As you can see on slide 7, the Valves and Controls backlog is broken down into four key industries, three of which fall into our Energy vertical, oil & gas, power, and mining, and one in our Industrial vertical, which is the process business.

Backlog did show a modest decrease and ended the year just under $1.4 billion. Within the Energy vertical, oil & gas and power showed robust orders growth, while the smaller mining business saw further declines in orders. Industrial process saw modest order growth in the quarter, as strength in North America was offset by continued weakness in Europe.

We expect oil & gas global capital expenditures to be up in 2014, and key EPCs tell us they are more optimistic for projects in 2014, particularly LNG and North American pipeline. We expect power capital expenditures to be down in the US and Europe, but we are seeing a return of activity in fast-growth regions, including solid fourth-quarter orders growth in China.

Now let’s move to slide 8 for a review of Technical Solutions. Technical Solutions delivered fourth-quarter sales growth of 6%, which represented the first year-over-year sales growth for the segment since the first quarter of 2012. North America was up mid-single digits, while Europe was up double digits, in both our Thermal Management and Equipment Protection businesses.

The right half of the page shows fourth-quarter Technical Solutions operating profits and margins. Technical Solutions delivered adjusted operating income growth of nearly 30% and operating margins expanded an impressive 380 basis points to 22%, which represents a record performance for this segment. Both Thermal Management and Equipment Protection businesses delivered operating margins north of 20%, which reflect strong adoption of PIMS within Thermal Management and strong contribution margins within Equipment Protection.

Let’s now turn to slide 9 for a look at our full-year results. For 2013, we had strong financial results across the board. For the full year, organic growth of 4% was encouraging, given the absence of large project activity in a few of our businesses and an expected second-half Industrial recovery that did not fully materialize.

Our adjusted operating income grew nearly 20% and our operating margins expanded 170 basis points to 12.6%, with two of our three segments expanding margins 200 basis points or better. Our adjusted EPS grew 26% and we generated record free cash flow of $751 million, or 115% of net income.

From a strategic standpoint, we are very pleased with the first year of integration and the building of our One Pentair culture. Many of the headwinds that we experienced in the first half of 2013 have dissipated, and we are entering 2014 with encouraging signs for more consistency in topline growth, while continuing to expect to deliver on productivity and synergies, positioning ourselves for another year of EPS growth in excess of 20%.

Let’s now turn to slide 10 for a closer look at the total Pentair growth profile. The fourth quarter showed great topline performance, as four of our five verticals delivered strong sales growth. Both Energy and Food and Beverage were up mid-teens, with Industrial and Residential/Commercial grew almost 10% in the quarter. Infrastructure was the only vertical that posted a decline, as ongoing strength in North America break and fix pump business and a recovering Equipment Protection European electronics business, were offset by tough conditions in Australia.

As has been the case throughout 2013, North America benefited from the ongoing Residential recovery and the beginning of Commercial and municipal recoveries. Canada continues to be slow, with Energy project delays, but we have not seen any cancellations.

Western Europe was a bright spot in the fourth quarter with strong double-digit growth. This marks the third consecutive quarter of growth for us in Western Europe. While we remain cautious about this growth rate, the good news is that Europe does appear to have cleared the bottom. We saw improvement in our profitable European Residential business, and as we mentioned previously, equipment protection has seen a recovery with its electronics customers.

Fast-growth regions ended the year on a positive note with very strong double-digit growth in the fourth quarter, following what had been mixed results in the first three quarters of 2013. The Middle East and Africa led the way, with China also showing healthy growth. We have made strategic investments in the Middle East and Africa and we believe we will continue to see strong growth in those two regions. Latin America, excluding Brazil, also saw growth.

Looking at our five verticals, we expect continued growth in 2014 in the four verticals that have been growing. We expect Infrastructure to be flat in 2014, as the rate of decline continues to moderate following a near double-digit decline in 2013.

Energy ended 2013 on a positive note. Oil & gas investments continue to grow around the globe, and our fourth-quarter orders, particularly in Valves and Controls, offer us confidence to expect low to mid single-digit growth within energy in 2014. Industrial also had a strong finish to 2013, and the recovery we saw in the fourth quarter in our key North American electrical distribution channel is encouraging entering 2014. We’re also encouraged by the ongoing strength in quoting activity with North American process customers.

Residential and Commercial expect to remain a bright spot, led by North American Residential. In addition to the strong growth we have seen in China Residential the past two quarters, the stabilization of European Residential is a positive sign, and Commercial is also seeing signs of improvement.

We discussed our mixed views on Infrastructure earlier in this call, and while Australia will have tough comps in the first half of 2014, our other Infrastructure businesses are expected to continue to grow.

Finally, Food and Beverage is expected to remain a great story for Pentair. After three straight years of double-digit gains in agriculture, we still expect some growth in spite of a slowdown in the US. Within food service, we believe we are well positioned with key customers that are expanding globally, and we continue to serve our growing installed base. Beverage systems has a healthy order book, as we continue to see growth in beer and global dairy.

Now please turn to slide 11, labeled summary. Before turning the call over to John to review our outlook for the first-quarter and full-year 2014, I wanted to offer a summary of why we’re optimistic about Pentair’s long-term prospects. Our strong performance in 2013 and successful first year of the new Pentair reinforces our strategy to put these two businesses together and is a testament to our ability to execute.

With our two largest verticals, Energy and Industrial, appearing to have turned a corner, coupled with continued strength expected in Residential and Commercial and Food and Beverage, we are feeling better about our ability to deliver more consistent topline growth in 2014.

We have action plans in place to drive additional productivity goals in 2014, and our targeted topline is expected to yield strong dropthrough to the bottom line. We remain committed to our goal of delivering $5 in EPS in 2015, while positioning Pentair to be the next great industrial company.

With that, I will turn the call over to John. John?

John Stauch^ Thank you, Randy.

Please turn to slide number 12, titled Q4 2013 reported to adjusted. As you would expect after a large merger of this size, we still had a few nonrecurring items in the fourth quarter that we wanted to provide some additional clarity around so you can better understand our adjusted operating performance.

Restructuring in the fourth quarter totaled $62 million, or $0.24 in EPS. The majority of the restructuring related to the elimination of the COO role and the combining of the GBUs that we recently announced. In addition, we also took steps to reduce our operating capacity primarily in Europe, as well as look at our global G&A support coverage and reduce as necessary, especially in the areas of IT, finance, and regional support.

We also incurred $5 million, or roughly $0.02 of EPS, related to our proposed re-domicile to Ireland. This included legal fees, as well as one-time costs related to SEC filings. We also took the opportunity to further advance our global branding initiative, and we had an $11 million non-cash brand impairment, or $0.04 in EPS, related to a brand reduction in our cooling business in Technical Solutions that we will no longer use.

The other big adjustment at year-end related to our move last year to a more preferable method of accounting for pension and postretirement benefits. We recognized a $63 million gain, or $0.24 in EPS, that related to a once-a-year mark-to-market adjustment. As a reminder, this is an annual adjustment that will come in the fourth quarter of every year, related to the movement of discount rates.

Finally, we had a small gain on a sale of business and a few adjustments to tax as we trued up the books at year-end.

Please turn to slide number 13, labeled segment dictionary. As we discussed at our investor event in Houston this last November, we have realigned our business from seven GBUs to five GBUs. As a result, we will now be reporting in four reporting segments. Our Technical Solutions and Valves and Controls segments remain the same and will be both GBUs and reporting segments, but we will now break out Water and Fluid Solutions into two segments — Flow Technologies and Process Technologies.

As a reminder, Flow Technologies combines our legacy Flow business with our Australian water business and is both our new Flow Technologies GBU and reporting segment. The Process Technologies segment is represented by our Filtration and Process and Aquatic Systems businesses.

Our presentation includes a table in the appendix, providing the new four reporting segments for each of the four quarters of 2013 to help with your models. We will now be updating our history for these reporting segments in the next several months and expect to get you 2012 adjusted pro forma results for these reporting segments, as well as key information such as verticals, geographical sales, and channels, by our Q1 2014 earnings release. We appreciate your patience.

Please turn to slide number 14, labeled Q1 2014 Pentair outlook. For the first quarter of 2014, we expect sales to be flat to up 2% to approximately $1.8 billion. Valves and Controls is anticipated to be flat to up modestly as the first quarter is the seasonally slow period for the business and we are following record shipments in Q4, as well as a significant reduction in past-due orders.

Process Technologies is expected to grow 5% to 7%, a continued strength in filtration and in the North American pool channel. Flow Technologies is expected to be down approximately 10%, mostly due to a tough comp in Australia, due to FX and larger project headwinds.

Finally, Technical Solutions is expected to grow modestly, again related to seasonality in the business related to global weather trends, and also reflecting an improving North American Industrial outlook.

We are expecting adjusted operating income to grow nearly 15% and adjusted operating margins to expand 140 basis points to approximately 11.5%.

Free cash flow is historically a usage in the first quarter, in line with what we have seen in the past. We are expecting the tax rate to be roughly 23.5%, net interest of approximately $17.5 million, and the share count to be around 200 million shares.

Please turn to slide number 15, labeled integration and standardization update. This slide has become standard work, and it briefly brings you up to speed on our synergies by quarter and our forecasted synergies for the full-year 2014. We ended our first year delivering $130 million of synergies, which was well ahead of our original forecast of $90 million. The adoption of PIMS has led to better-than-expected results from Lean, and we continue to build the funnels in both Lean and sourcing that give us confidence in our goal to deliver once again in 2014.

We exited 2013 in a $208 million annual run rate, or nearly 70% of our $310 million synergy target. As a reminder, 2014 includes $20 million of Operating Model Transformation, or OMT, investments in Valves and Controls that will drive operating income savings and an overall tax benefit due to the optimization of the global GBU structure.

Please turn to slide 16, labeled balance sheet and cash flow. 2013 was a good free cash flow year for Pentair. For the full-year 2013, we generated $751 million of free cash flow, or 115% of net income. We made some progress on the working capital front with the legacy flow control businesses, particularly with inventory past-dues in Valves and Controls. There is still plenty of room for improvement, and we expect to do better in 2014.

Ending debt was just under $2.6 billion, or $2.4 billion on a net debt basis, inclusive of global cash on hand. In 2013, we returned over $900 million to shareowners in the form of dividends and share repurchases. At the end of the year, we had approximately $150 million left under our initial $1.2 billion share buyback authorization. As a reminder, the Board approved a new $1 billion authorization in December for further share buybacks.

Please turn to my final slide, slide number 17, labeled full-year 2014 Pentair outlook. We are reiterating our full-year guidance of $3.85 to $4 on approximately $7.7 billion in sales. Overall, revenue is expected to grow 3% to 5%. Valves and Controls is expected to grow 2% to 3%, as healthy backlogs in oil & gas and short-cycle MRO business, along with expanding backlogs in Industrial, help to offset continued expected headwinds in mining.

Power is better positioned, but we would like to see orders turn into shipments before turning more optimistic. Process Technologies is expected to grow 5% to 7% with continued strength in Aquatics, beverage systems, Energy, and an improving Residential and Commercial filtration business. Flow Technologies is anticipated to be down 1% to 3%, related principally to tough comps in Australia in the first half of the year related to FX and the lack of project activity in that business.

Technical Solutions is expected to grow 3% to 5%, as we are seeing further signs of the North American electrical distribution business improving and easier comps for our Thermal Management business.

We do not expect much in the way of megaproject activity in 2014, but as we have stated in the past, we will update accordingly at the appropriate time if any megaprojects enter the backlog.

Adjusted operating income is expected to expand to approximately $1.1 billion, or a 16% year-over-year increase. This does include $20 million of OMT investment, which is an important component of reducing the overall complexity of our Valves and Controls business, and lower G&A, while also contributing to long-term improvement in the overall tax rate of the Pentair enterprise. Excluding this investment, adjusted operating income growth would be close to 18%, or in line with the 18% to 19% annual expectations we laid out during our announcement of the merger.

Overall, adjusted operating margins are expected to expand 150 basis points to 14.1%, which would mark a record performance for Pentair. We expect all four segments to contribute margin expansion of at least 100 basis points in 2014. Overall, corporate costs are expected to be down slightly, due to lower corporate integration costs.

For the full year, we expect the tax rate to be around 23.5%, net interest expense to approximate $70 million, and the share count to be around 198.5 million, which is inclusive of our recently announced incremental share buyback program. We expect EPS to expand around 23% to $3.93 at the midpoint of the guidance range. We’re expecting another strong free cash flow year of at least $850 million of free cash flow, or greater than 105% of net income.

Melissa, can you please open the line for questions? Thank you.

+++ q-and-a

Operator^ (Operator Instructions). Shannon O’Callaghan, Nomura Securities.

Shannon O’Callaghan^ So you mentioned the pickup in North American Industrial in the fourth quarter as being pretty encouraging. Can you give a little more color where you saw that across the businesses and how you view the sustainability?

Randy Hogan^ In North America, the most important business serving that market is our Hoffman branded Equipment Protection business, which is the enclosure franchise in the North American electrical distribution industry.

We saw some good pickups there, and that usually — those are investments that usually come later in a project cycle, and it’s a short-cycle business, but it’s sort of a long wave order pattern. So it has been dragging — it has been lagging the ISM for a while, and now we are beginning to see the pickup.

Even though it is short-cycle business, we would view that as a very encouraging sign, and as I mentioned, going into 2014 that we saw inventories being built by the channel.

Shannon O’Callaghan^ Okay, great. No, that was helpful, unless, John, anything to add, but that helps. On the Valves and Controls orders, they were — I know you were shipping some past-dues and you had the zero-margin backlog, but the orders up 11% were pretty strong. What is the timing like in terms of when you expect those to ship, and how do you feel about the margin in that backlog versus some of the stuff you’re getting rid of?

Randy Hogan^ Let me start with the second. We put in place, we believe, better disciplines around the as-bid margins going out, so we feel good about the orders we are taking. In effect, we have passed on some orders because of the margins required, so we think that discipline has remained intact through that 11% growth.

One of the reasons with Valves and Controls in the first quarter, we don’t expect a lot of growth, is that those orders are really loading into the second half of 2014 and even a few into 2015, which is — they’re not huge projects, but they’re bigger projects, so they take a little bit longer time.

What we call, and I mentioned in the script, a 15% growth in MRO, MRO is basically standard Valves and Controls that ship out of stock or with only minor modifications, and that was up 15%. That’s the kind of stuff that we can book and turn in the 90-day kind of a window. And that was up as well. But the 11% overall was really driven by a lot of oil & gas that is going to ship later in the year.

Shannon O’Callaghan^ Okay, great. Thanks a lot, guys.

Operator^ Josh Pokrzywinski, MKM Partners.

Josh Pokrzywinski^ So just on the general margin backlog, first, are we done with that at this point or are there any lingering surprises that could still bleed out into 2014?

John Stauch^ Two questions, but we think we’re done with it. That project that we shipped in Q4 has a small remainder left in Q1, but it’s very small, so we don’t think we will mention it as we ship in Q1.

And to Randy’s comments, we look at the margin in backlog, this was the only one of its type, and we scrubbed that backlog prior to closing. And as Randy mentioned, this was an order booked prior to the merger completed, so as of this type, we don’t think there’s any more in the backlog.

Josh Pokrzywinski^ Okay, that’s helpful. And then, just on the reclass here with the extra segment coming in, should we think about that as starting to unwind some of these businesses to the extent that you may want to get out of a few? I know you have talked about some non-core divestitures in the past. Are we looking at this as maybe an opportunity to bring that a little bit forward, or is there anything beyond the — just trying to give more detail on Australia?

Randy Hogan^ No, this isn’t about Australia at all. It’s about continuing to build Pentair, we have made great leaps forward. We wanted to get into larger, manageable businesses. With the retirement of Mike Schrock, now those presidents report directly to me, so it’s a matter of getting larger, if you will, fighting units in the officers suite so that we can, one, optimize cost structure, but, two, really flow resources from our best resources to our best opportunities. So it has nothing to do with anything about divestitures or acquisitions.

Josh Pokrzywinski^ Okay, and then if I can just sneak in one last one, just on the margin guidance by segment. Obviously, the implied incrementals across the board vary a lot, depending on what synergy you have baked in there. Flow especially has a pretty healthy uptick in margins with the low revenue, and I understand the mix is an issue as well. Could you just maybe parse out what segments have more or less synergy capture in them, and to the extent that you have some numbers that you would like to share, that would be helpful as well?

John Stauch^ Yes, I think absent the headwind that we will experience in Flow Technologies because of the Australian project and foreign-exchange in Q1, what we are going to see is a nice, healthy roll forward of the Q4 synergies coming into Q1.

If you recall last year, we roughly had about $10 million of synergies. We’re exiting the year at a much higher rate, so we’ve got a really nice year-over-year carry forward from that synergies, primarily around the sourcing and the Lean savings, which are going to be more skewed to the businesses that were in the Flow Control side, Josh.

Josh Pokrzywinski^ Got you. Okay. Thanks, John, I appreciate it.

Operator^ Steve Tusa, JPMorgan.

Steve Tusa^ So I just want to take a very quick walk down the various moving parts for the first-quarter profit guide. I guess core volume, your sales are zero to 2. I don’t really think that should be that big of a factor in your guide. Is price and inflation, is that still a negative? I think it was a negative this quarter. Is that still a $15 million negative-ish, price versus inflation?

John Stauch^ We still see modest inflation, somewhere between 160 and 180 basis points. And we get good price on the installed base and the distribution side of the business, which is roughly half of our business, and obviously on the project side, there is not really a way to externally measure the price, but we’re trying to make sure that we are getting the right bid rates to offset expected inflation that could build throughout the year.

Steve Tusa^ So the first quarter, is it negative? It’s a significant negative in the first quarter is what you are saying?

John Stauch^ Slight negative, a little bit better (multiple speakers)

Steve Tusa^ Okay, so then we are basically left with productivity and synergies, that kind of combined bucket, and you talked about the synergies being a pretty nice year-over-year compare. Even at just a $52 million run rate, you’ve got $40 million alone locked in, if you do make a little bit of progress. I mean, you should have a very nice number there.

You did $80 million in a combined productivity and synergies in the fourth quarter, year over year. Is there a lot of OMT coming in the first quarter? I’m just kind of — it just seems like this productivity synergy number is significantly lower than where it was year over year in the fourth quarter.

John Stauch^ Yes, I think you are doing the math right. We do have about $6.5 million to $7 million of OMT investment in Q1. We have started that project. It is ramping up, and that is the business process re-engineering of the overall enterprise of Valves and Controls. So that’s a pretty healthy investment number.

What we also see in Q1 is stock comp true-ups and things of nature with goes into the FICA and the expenses that become a little heavier in Q1 than they are throughout the rest of the year.

Steve Tusa^ Okay, is that a year-over-year impact? What’s the year-over-year impact of that?

John Stauch^ That’s not as much a year-over-year impact as it is versus a Q4 impact, so (multiple speakers)

Steve Tusa^ Okay, so basically, if productivity and synergies alone this quarter drove a $0.30 year-over-year V, I don’t really see a ton, other than maybe stock comp, to impact that. That gets you significantly higher than where you’re guiding to for the first quarter on EPS.

John Stauch^ Yes, and the only thing you are missing in that, Steve, is that we do get a different set of mix, right? Because our Aquatic Systems business is going to be much stronger in the seasonal pieces of that, so there is an early buy sell through in Q4, and then you are also going to see a Thermal downtick from the cold kind of winter stocking months coming into Q1. So those are seasonably lower.

Steve Tusa^ Okay, so those would impact productivity is what you are saying, year-over-year? (multiple speakers). Productivity impact year over year?

Randy Hogan^ (multiple speakers) slight impact year over year, correct.

Steve Tusa^ Okay, it still seems reasonably conservative.

Just one other question. How do we think about normal seasonality in the core Technical business, fourth quarter to first quarter? And then, how bad is Thermal going to be, fourth quarter to first quarter? Again, it just seems like Technical Solutions being down this much fourth quarter to first quarter, $450 million to $410 million, it seems like it’s a more significant kind of seasonal fall-off. Maybe that’s just the new seasonality of Thermal.

John Stauch^ Yes, the seasonality there will be almost entirely Thermal for the drop-off, yes.

Steve Tusa^ So how much do you think Thermal is going to be down quarter over quarter?

John Stauch^ Roughly $40 million to $50 million of revenue.

Steve Tusa^ Okay, great. Thanks a lot.

Operator^ Deane Dray, Citi.

Deane Dray^ One of the growth drivers for 2014 and hopefully beyond is going to be the impact of the uptick in Resi and how that translates into pool, both new pool construction and then — so I was hoping you could put some numbers around this. What’s the early read? How do you track it?

And then, you also commented on the energy savings piece for pool owners as they transition to the IntelliFlo pump. And where are you in that penetration so far?

Randy Hogan^ Let me start, and then I will turn it over to John. Our team in Aquatics has built an incredibly good model where they track the installed base. They track basically the replacement rate of same same, and then they do the upgrades on the energy side. I’m going to start with that.

Basically, when you take a look at the whole installed base, I think we are still less than 10% penetrated of what we consider to be the installed base that is right for switching to variable speed and get the energy savings. And that part of the question, the energy savings can be as much as 90% on the pump.

And the pump in areas where it’s warm, which are — it was minus 20 at my house this morning, so I have to think conceptually here. Where places that air conditioning is more expensive than heat, the pool pump is the second largest user of electricity. So it’s a huge opportunity, as you know. There is some over 30 utilities now that are rebating conversion to variable speed pumps, and we have the leading solution in variable speed pumps.

So we are not even 10% penetrated there. So we think that what we call our Eco Select set of products have an incredible future in terms of penetrating that.

And now, we have new pool construction. New pool construction, I don’t have the numbers right at my fingertips. But it’s up in California. It’s up in Arizona. It’s up in Florida. It’s flattish in Texas, but Texas never really went down, and those are probably more than half of the pools in America are just those four states. John I don’t know if you would add anything to that.

John Stauch^ Yes, Deane, the only thing I will tell you is that we track the pool permits, and they run about 9% to 10% of the new housing starts in the US, single-family housing starts. And we are definitely seeing an increase in pool permits, and we’re definitely excited about the incremental content and revenue that should be driven from those pool permits and the new construction side. There is a lag, as you know, but ultimately, we feel that is going to be a help to the market upside.

Randy Hogan^ One of the other ones, it’s not just the pumps. It’s also switching from incandescent to LED lights, which saves a lot of power. In fact, right now that’s a big conversion going on in commercial pools, and as you know, we have a nice position in controls and lighting for commercial pool pump. So I would say it’s all good in Aquatics.

Deane Dray^ Was there an impact on the early buy that you typically see in the fourth quarter?

Randy Hogan^ Early buy was strong, which indicated — and there wasn’t anything exceptional about the early buy program, so it is indicative that the pool dealers and the distributors are expecting a good year.

Deane Dray^ And then last one for me, and I will still stay on the pool side, is if you had to gauge for 2014 the new product vitality of pool, what percent of your revenues would come from products introduced in the last three years?

John Stauch^ Almost 30%, Deane. It’s our highest vitality index that we have currently. We are starting to build a nice pipeline in Filtration and Process as well, but pool leads the way with the technology and the innovation, and we see a lot of nice new product content come through that business.

Deane Dray^ Great, thank you.

Operator^ Steven Winoker, Sanford Bernstein.

Steven Winoker^ So I guess in light of the 11% core growth here, I would have expected more margin coming through, even excluding the zero-margin backlog. And therefore, that mix headwind that you’re talking about, I’ve got to believe, is a bigger deal or there is something else going on in the incrementals, kind of ex synergies, that I am just not getting here. So maybe where were you surprised here, excluding that whole zero-margin backlog discussion? Is it all mix or is there something else going on around the portfolio? Or just a little more color there would be helpful.

John Stauch^ I think it is a little bit of mix. I do also think that as you complete Q4, you look at distributor dealer rebates, sales incentives, you startt truing up incentives related to overdrive for the year in sales. I do also think that there is always, when you have strong performance at the end of the year, things like warranty, E&O, et cetera, seem to become more of a discussion item.

Steven Winoker^ Okay, and what gives you confidence as you’re looking at guidance therefore in 2014 that your ability to forecast some of those things, I guess, is more — maybe higher conviction?

Randy Hogan^ It’s a great question. It’s the blue chip of our operating model right now, which is more predictable and consistent results. As you know, we’re getting better in Valves and Controls, but we are still learning, and it really comes around standardization and process understanding, and that’s part of what all Lean is about.

So I think we feel better today, but there is still a little ways to go from the predictability side. But I do think we understand it better. We know where our top focus factories are and we have got our arms around how to improve it.

Steven Winoker^ And your biggest surprise positively on the volume front was where? Obviously, there’s a lot of positive numbers here, but —

Randy Hogan^ Valves and Controls. Valves and Controls.

Steven Winoker^ But within Valves and Controls, was it — which vertical or region was the (multiple speakers)

Randy Hogan^ Energy.

John Stauch^ It was Energy.

Randy Hogan^ Oil & gas.

John Stauch^ Oil & gas and Energy.

Steven Winoker^ Okay, all right, great. And then, just finally, so I guess we are looking at a $10 million after-tax cost or something for that re-domicile. I assume that’s all in, and is it worth it at this point in terms of what are you getting out of it, or how should investors think about it?

John Stauch^ Yes, it will be a little less than the $10 million, and we will have a better governance structure, in our views, and we also do pick up a little incremental tax benefit on a go-forward basis associated with the opportunity to do things that we will have in the UK versus what we had in Switzerland.

Steven Winoker^ Okay, all right. Great, guys, thanks.

Operator^ Scott Graham, Jefferies.

Scott Graham^ I just wanted to go into the restructuring and OMT cost a little bit. If you could maybe just answer two questions on the restructuring, that consolidation of — to pull the presidents closer to you, Randy, could you unbundle the $62 million a little bit? It just seems like a big number to do that.

And my follow-up would be, which of the benefits from these expenses — or how do the benefits from these expenses accrete to you, which bucket? Is it productivity or does it move you — does it give you assurance on the [320]?

Randy Hogan^ Yes, let me start, then I’m going to turn it over to John with the specifics. John mentioned, if you will, the delayering and the simplification of the organization as the first one. It is a relatively minor part of the $62 million. And just the leadership piece is a small part.

There was also structure underneath that, which is SG&A that came out, which had really less to do with, if you will, the change in leadership structure and more to do with our view of what was required. We kept more cost in — we weren’t — we were careful not to break anything we didn’t understand. We didn’t want to do that in the merger, since this was a merger of equals.

And so, once we spent a year at it, we realized where we could be more efficient. So there was a tranche of that. And then, there was a bunch of other pieces in it, too. John, why don’t you go through those pieces in a little more detail?

John Stauch^ Yes, real quickly, Scott, just to frame it, the $62 million will yield close to $40 million in annualized savings when complete. Obviously, we will get maybe $30 million or $35 million of that in 2014, and then we would have that annualized rate going into 2015.

As Randy mentioned, a lot of it was the structure associated with standardized global process around sourcing, manufacturing, IT, finance support, some regional structure alignment, and then we have a few small factories that were higher cost in some higher degree of difficulty areas to get after it. And we had an opportunity to downsize a couple of those factories in Europe, and that’s (multiple speakers) about half of the charge. And we feel like, long term, that is going to position us in 2015 and beyond for a much better operating structure.

But it is part of the synergies, the $310 million that we are going for, but at the same time, I think we feel like that funnel continues to grow, and we’re really focused on our end operating model and not a number related to a synergy.

Randy Hogan^ And just to finish it out in terms of the benefits of the change in structure, right now my focus is on building the best winning culture that we can. And to do that, I want to make sure that we have very, very tight alignment up and down the Company, from John and I, through the presidents, all the way down.

So to have five presidents who are now sitting at the table, talking to us directly about the opportunities, and to get them to think not just about running Valves and Controls. We get them thinking about being an officer within Pentair, thinking about how to optimize Pentair. That’s a huge change. And it’s a change that is going to be extraordinarily beneficial as we build Pentair to its next crescendo.

Scott Graham^ Okay, fair enough. On the $310 million, I said $320 million. I misspoke. But I guess my question would be if you said the $310 million last call, and then we have these restructuring charges this call gives us all these savings, that’s a good chunk of change in savings. Is there a reason why the $310 million didn’t go up?

John Stauch^ I think you should feel confident that we have a richer funnel to achieve it, and when we feel confident of pulling through the $310 million, we will definitely share that with you, Scott.

Scott Graham^ Fair enough, John. On the OMT, is that a productivity bucket or is that a synergy bucket as well?

John Stauch^ It is, long term, both the single biggest driver of the tax rate coming forward, because we are creating a global structure around that Switzerland principal, but it’s also the business getting off the 29 different disparity ERPs and 29 different processes that it runs its 80 sales and distribution centers from, to getting one common model that optimizes the product design technology into the manufacturing and delivering it to the customer.

So it’s a major re-business engineering, which we think is going to yield value both in delivery, quality, operations performance, and G&A support structure. As I highlighted at analyst day, we try to drive about a 4% G&A target per GBU. Most of our GBUs are coming close to that number. We are still about 3.5 to 4 points higher in Valves and Controls, so this OMT is a big driver to getting that efficiency out.

Scott Graham^ Those are very good explanations. Thank you.

Operator^ Andrew Obin, Bank of America Merrill Lynch.

Andrew Obin^ Just a couple of follow-up questions. So just to understand, on Q4 versus Q1 year-over-year growth comparison, there was no pull back into Q4 from Q1, right? There were no timing issues in oil & gas or anything like that?

John Stauch^ No, not that we are aware of.

Andrew Obin^ And just as I think about oil & gas outlook, you stated that you still have not seen any megaprojects and that you will announce them when you see them. Can you give us, though, some color as to whether negotiations are headed — what does the timeline look, just because the orders were just so strong in Q4, and I just want to understand what happens to this momentum going to the first half of the year. And I know you have said second half, but just what is going to happen in the first half? What are we going to see in terms of orders and revenues?

Randy Hogan^ Just speaking about megaprojects, there are some large ones in Canada that are still being looked at and worked on, and they are certainly large developments to support oil & gas development around the world.

We just don’t want to build plans counting on those things. That’s why we want to be clear about them and we will talk about them when they happen.

We feel good about our position on them, but there is still a lot of other projects that are still big, $10 million, $15 million. They can still be big, but they are not what we call megaprojects. And we see CapEx — there were a lot of delays in the oil & gas industry, just deferrals, just things are going slower. And we saw a pickup in the fourth quarter, and we hope it’s the beginning of what’s going to be a sustained pickup to yield an oil & gas spend in the mid 5%-ish kind of range growth in 2014.

We also saw some large power plant orders finally get placed that we’ve been working on for a year, over a year in China, related to their nuclear program. And so, that also helped in the (multiple speakers)

Andrew Obin^ But it sounds like given some pushouts and delays you have seen last year, you just don’t want to commit to anything this early. Is that fair?

Randy Hogan^ On megaprojects, yes, that’s fair.

Andrew Obin^ Okay. And just a follow-up, so let me try to sneak one in. This earnings season has been very interesting in a sense that some companies, you are not seeing a lot of evidence of a pickup. You guys are a lot more positive. Where do you guys generally come out on the pace of the global economic recovery and economic recovery in the US? What’s your take?

Randy Hogan^ We all would like to see the US overall — we would love to see GNP get up over 3%. I am a CEO; I am not an economist, but I think it’s got a better shot at that, because we are starting to see Industrial come long and Residential seems to be solid.

And there is a lot of things positively moving in the US.

The brightest change is — I don’t go to Davos, but coming out of Davos it was pretty clear that people are feeling like Europe really has, I call it clearing the bottom. Europe seems to have some mode of force going forward. That’s a big deal to us. As I mentioned, it’s one of our most profitable Residential markets and it is also a great Thermal market, and we have a lot of operations there.

Our focus has been on where we can drive growth. I am really pleased with our progress in Africa and the Middle East. And a lot of that is initiatives that we are taking, so I think that will continue. And so, I think we are more positive. I can’t speak for why others aren’t.

Andrew Obin^ I appreciate it. Thank you.

Operator^ Jeff Hammond, KeyBanc Capital Markets.

Jeff Hammond^ Just as you split these Process and Flow segments, can you just talk about what you think the long-term margin opportunities are in each of those businesses? Flow certainly seems like a pretty notable laggard as we look at it today.

John Stauch^ Yes, I think Flow has opportunity on both sides, both the Australian water business, which right now we’re at historically low revenue levels. That business has been mid 15%-ish margins when it gets to normalized shipping rates. It is pretty profitable when it gets to those levels, as an example.

We still have opportunity as we build the Infrastructure side and the engineered components of Flow technologies, which is more mid-teens types of margins. So I think as both of those grow, you can see some significant ROS opportunity in Flow Technologies.

When you look at Process Technologies, obviously we got a super high-performing Aquatics business and we have got a really high-growth Process Technologies filtration process business, which is starting to gain momentum, and we are starting to really see the benefit and power of Lean in sourcing activities driving that margin upward.

So I, right now, always look at where we are opportunity wise versus where we are sitting, and both of the businesses have significant opportunity to move forward.

Jeff Hammond^ Okay, great, and then just — your qualitative commentary on Industrial and some of the momentum just doesn’t seem to point to 1% to 3% growth. So are there some headwinds we are not talking about, or is that maybe clearly a source of upside as we move through the year and see this visibility continue?

John Stauch^ As a vertical market for Industrial, we grew nearly 10% in Q4, 9%. It is the only time this year we grew in Industrial globally, though, right?

So we had the easier comparison year over year. That probably makes up a half of it, and then we saw about a mid-single digit on a more normalized basis. So as we head to this year, we are cautiously optimistic that we are finally going to see the capital spending and the investments and the productivity that we thought would happen last year, Jeff. That’s the way we are looking at it. So we’re hoping (multiple speakers) better than what we’re forecasting, but I think right now it feels appropriate.

Randy Hogan^ Yes, just one quarter doesn’t feel like a trend to us is basically, I guess, what the short answer would be.

Jeff Hammond^ Thanks, guys.

Randy Hogan^ I would rather plan it conservative and beat it than plan it aggressive and miss it.

Operator^ Nathan Jones, Stifel.

Nathan Jones^ Good morning, Randy, John, Jim.

Randy Hogan^ Sorry we are picking on Australia a little, Nathan.

Nathan Jones^ That’s okay. It’s about time. We didn’t have a recession in 2009, so we were due for one.

Just following up on a previous question about incremental margins, I know it was asked in Valves. The incremental margins in the fourth quarter on organic growth, so ex the synergies and other stuff in there, was also pretty soft, and Randy, again, you talked about strong dropthrough in 2014. Could you talk about maybe what held those incrementals down in the fourth quarter and what gives you confidence they will improve in 2014?

Randy Hogan^ I will just say one thing. We talked a little bit earlier — when the growth surprised us — we had to true up our sales incentives, our distribution incentives, and some of our other reserves because we hadn’t been accruing at that rate because we didn’t expect it. So part of that is just truing up some things that were more than the quarter, but John will — you want to add anything to that?

John Stauch^ Yes, I just want to say that I think there’s two ways to look at it. One is if you take a look at the dropthrough year over year on the incremental revenue from a 2012 to a 2013, I still think you are in the mid-40s in a conversion rate.

When you take a look at it as the incremental versus forecast, you’re going to see a little less of a dropthrough, and some of that might be our conservatism on the way that we expected what the revenues should be and more confident on the income side. And then, as Randy mentioned, we had some true-ups that we had to do on the incentive side.

Randy Hogan^ We also in the Food and Beverage space, we shipped more systems than products, and the systems have lower margins. So there was within the Process Tech, what we will call the Process Technologies, or in the fourth quarter, the Water and Fluid, there was some mix going against us there. We still like those systems.

Nathan Jones^ Okay, speaking of Food and Bev, it’s obviously been an area of real strength for you guys over the last year or two. Forecasting the growth rate to go down, have we seen the pig through the python there? Is this 5% to 7% what you would think of as a long-term growth rate for you guys in that area?

Randy Hogan^ Yes, that’s what we believe is — maybe long term, it could be more in the 6% to 8%, but 5% to 7% is close enough. We had double-digit growth. We had a lot of shipments in the membrane, the Beer Membrane Filtration business, the cold blocks. We had a lot of shipments this year.

I don’t know, if you go back and you look at 2012, we had a bunch of projects that we had won that just were delayed. We got what we thought we would get in 2013, and some of the things that got delayed from 2012, we got those shipped.

But it’s still very positive trends in that industry. So we think it’s high single digits is a reasonable expectations for Food and Beverage. Two things are happening. In the developed world, some of our newer technologies really offer opportunities for more sustainable food production, more energy-efficient food production, more environmentally friendly food production, so we think we play into the capital spending in the developed world, which doesn’t really need capacity in Food and Beverage.

As you look at the middle class in building out the food manufacturing capability in dairy and soft drinks and beer, that’s why we’re active in Africa. That’s why we’re active in southeast Asia. These are places that all of these need to be built out. And we believe we are — we have great technology and great teams to do it.

Nathan Jones^ That’s helpful. Thanks. If I could just sneak one in on the balance sheet, can you talk about where you are in terms of working capital in Valves and Controls, and where you would target to get to, and what level of capital that still is to free up?

John Stauch^ Right now, we are still sub 3 on a working capital turns basis in Valves and Controls. We believe we can be at least 5; as a Company, we used to be closer to 6. So there is opportunity there, and certainly a key focus in 2014 and 2015 is unlocking that cash value.

Randy Hogan^ The OMT project is a big piece of that. John mentioned it is going to help our efficiency. It is going to help us be one Valves and Controls player to customers. It’s going to give us a huge benefit in terms of managing our inventories, receivables, our payables much, much more effectively.

Nathan Jones^ And if you did get from sub 3 just to, say, 5, what would that free up in terms of capital?

Randy Hogan^ It would free up enough money for me to buy another company.

John Stauch^ You figure 5 would be 20% of sales. Today, we’re well over the 33% of sales. The 13% times the revenue basis will give you your mathematical opportunity there.

Nathan Jones^ Okay, I can do that math. Thanks, guys.

Operator^ Brian Konigsberg, Vertical Research.

Brian Konigsberg^ Just following up on the working capital question, the 105% conversion for this year, are you assuming any progress on those initiatives, or is it really just the core business and any progress would be incremental?

John Stauch^ I think that 105% does not yet anticipate substantial or significant working capital progress. I think when you take a look at the net operating profit after tax, and you take a look at the amortization plus the depreciation minus capital, you will see there is not a significant improvement in working capital assumed in the 105%.

Brian Konigsberg^ And I would assume you would expect to get some of that progress this year?

John Stauch^ Yes, it is a focus for us.

Brian Konigsberg^ Okay, and on the zero margin revenue, can you just tell us how much was recognized in 2013? I think you said it will bleed a small amount into 2014, but I am just curious what the year-over-year would be?

John Stauch^ There would be another $12 million of shipments to go on that particular project.

Brian Konigsberg^ And how much did you recognize in total in 2013?

John Stauch^ Roughly $35 million.

Brian Konigsberg^ $35 million, okay. And actually, just on the large contract side, so you talked about not incorporating it into the plans. We have seen a couple of — I think we had three large ethylene crackers in North America. We have had large LNG plants authorized at Freeport. A couple of Canadian projects — well, one large Canadian project has been authorized.

You talked about lead times for Valve orders being between, I think, 12 and 36 months. These aren’t particularly large projects. Would you — I know you are not bidding in, but conceptually, would you anticipate you will start seeing the orders start surfacing from some of these EPC awards?

Randy Hogan^ Yes, the Valve package usually goes out later in those kind of projects, but you can count on us pursuing all those mentioned.

Brian Konigsberg^ So 2014 will reflect some of that?

Randy Hogan^ Orders (multiple speakers)

Brian Konigsberg^ On the orders front, right.

Randy Hogan^ Yes, yes.

John Stauch^ There has been some significant analysis done on these megaprojects that suggest that the delay time increases based upon how large the project is. There is often also a series of re-quotes that happen, when they don’t hit the price points, the target points. So we’ve had to be patient, and as you know, Randy and I are extremely patient people.

I think when it starts to unlock, I think maybe they will be a little longer on the megas, as far as the shipment rates, or shipment timing. But overall, we should start to see that come through in the calendar 2014, heading aggressively into 2015.

Brian Konigsberg^ Right, excellent. Thank you very (multiple speakers). I’m sorry, go ahead.

Randy Hogan^ The nice thing about the ones you mentioned, given that a lot of them are in the US, we do feel some of the complexities around large projects will be easier to manage on those US ones, the ethylene crackers, the LNG terminals. We like LNG plants.

Brian Konigsberg^ Do you feel you are more competitively advantaged that these are domestically based, rather than international, or does that not matter too much?

Randy Hogan^ No, we have global coverage, and we don’t feel like we are disadvantaged anywhere in the world. Those applications are ones that we have particularly good quality offerings for.

Brian Konigsberg^ Great. Sounds good. Thank you.

Operator^ And I now turn the call over to Mr. Jim Lucas for closing comments.

Jim Lucas^ Thanks. I know we weren’t able to get to everyone today, and I will be sure to follow up. And if anybody has any follow-up questions, please feel free to email me. And operator, if you could please give the replay info.

Operator^ Thank you for participating in today’s Pentair Q4 2013 earnings conference call. This call will be available for replay beginning at 12 PM Eastern time today through 11.59 PM Eastern time on February 28, 2014. The conference ID number for the replay is 31093484. Again, the conference ID number for the replay is 31093484. The number to dial for the replay is 855-859-2056.

This concludes today’s conference call. You may now disconnect.

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This communication contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the ability to complete the change in place of incorporation and to realize the expected benefits from such change and the change in tax residence; the ability to successfully integrate the Flow Control business and achieve expected synergies from such combination; overall global economic and business conditions; competition and pricing pressures in the markets we serve; the strength of housing and related markets; volatility in currency exchange rates and commodity prices; inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices; increased risks associated with operating foreign businesses; the ability to deliver backlog and win future project work; failure of markets to accept new product introductions and enhancements; the impact of changes in laws and regulations, including those that limit tax benefits or increase tax liabilities; the outcome of litigation and governmental proceedings; and the ability to achieve our long-term strategic operating goals. Additional information concerning these and other factors is contained in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2013 and our 2012 Annual Report on Form 10-K. All forward-looking statements speak only as of the date of this communication. Pentair Ltd. assumes no obligation, and disclaims any obligation, to update the information contained in this communication.

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